Filed by Adaptive Broadband Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Adaptive Broadband Corporation
Registration No. 333-51142

ADAPTIVE BROADBAND™

WESTERN™ Multiplex

Together an End-to-End Wireless Pure Play

Safe Harbor

ADAPTIVE BROADBAND™

WESTERN™ Multiplex

These materials include forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ materially. These statements are often identified by words such as "expect," "anticipated" and "intend."

Statements rega[redacted] obtained or that the stockholders of Western Multiplex or Adaptive Broadband will not approve the merger and that the merger will not be consummated.

Statements regarding the expected benefits of the transaction are subject to the following risks: that expected synergies will not be achieved; that that businesses will not be integrated successfully; that merger costs will be greater than expected; the inability to identify, develop and achieve success for new products, services and technologies; increased competition and its effect on the company's pricing and need for marketing; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; the inability to establish or renew relationships with advertising, marketing, technology, and product or component providers or suppliers; and to the general risks associated with the companies' businesses. For additional risks relating to the proposed merger and risks relating to the combined company see the Registration Statement on Form S-4 (Registration No. 333-51142). For risks about Western Multiplex's business; see its Form S-1 filed on July 20, 2000 and subsequent Forms 10-Q and 8-K, and for risks about Adaptive Broadband's business, see its Form 10-K for the year ended June 30, 2000 and subsequent Forms 10-Q and 8-K, as well as its other SEC filings.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Western Multiplex and Adaptive Broadband will mail the joint proxy statement prospectus to their respective stockholders prior to the special meeting of stockholders. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Western Multiplex and Adaptive Broadband. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Western Multiplex and Adaptive Broadband at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from the parties.

In addition to the joint proxy statement/prospectus, Western Multiplex and Adaptive Broadband file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Western Multiplex and Adaptive Broadband at the Securities and Exchange Commission public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Western Multiplex's and Adaptive Broadband's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

Western Multiplex, Adaptive Broadband and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Western Multiplex and Adaptive Broadband in favor of the merger. Investors and security holders of Western Multiplex and Adaptive Broadband may obtain additional information regarding the interests of the foregoing people by reading the Registration Statement on Form S- 4 (Registration No. 333-51142) filed with the Securities and Exchange on December 1, 2000 and the joint proxy statement/prospectus when it becomes available.

Our Vision: Integrated Wireless Connectivity

ADAPTIVE BROADBAND | WESTERN Multiplex


AB-Access
Tsunami
Lynx
Internet
Last Mile Access
Fiber Extension
Mobile Wireless
To Subscribers
Internet Service Provider
Switching Office
Telephone Company
Switching Office
Campus and Other
Private Networks

Product Convergence to Seamless Connectivity



Tsunami
FDD - Dedicated Bandwidth for
Optimal High-Speed Backhaul
WAC
AB-Access
TDD - Total Flexibility in
Upstream plus
Downstream Traffic
Integrated WAC
- Network Mgmt
- RF
- Modem
- Switching
SOHO and
Business Subscriber
Service Provider POP
Fiber Backbone

Transaction

ADAPTIVE BROADBAND | WESTERN Multiplex

Exchange Ratio:	1.345 shares of WMUX to be exchanged for each share of ADAP
Ownership:	ADAP's shareholders will own 47.7% of new entity (common stock)
Accounting:	Purchase accounting
Structure:	Tax free stock swap
Senior Management:	
Chairman & CEO	Jonathan Zakin
President & COO	Dan Scharre
CFO and EVP of Finance	Donna Birks
EVP of Marketing & R&D	Amir Zoufonoun
EVP of Worldwide Sales	Fred Corsentino
Estimated Closing Date:	Late January 2001- Assuming no SEC review

Why is ADAP Proposing This Merger?

- Our customers are demanding an integrated solution
- Immediate and significant expansion of sales channel
- Faster access to new markets
- Stronger organization and management team
- Enhanced engineering capabilities
- Geographic and cultural fit
- Financial capability, resources and stability

Our Customers Are Demanding An Integrated Solution

"WMUX's capabilities will enable the new company to provide a complete access and backhaul solution to the customers of the respective companies and broaden the distribution channels of both companies," Rich Valera, Needham & Company, Nov. 14, 2000

- Majority of current customers are demanding an integrated point-to-point (Backhaul) and point-to-multipoint (Last Mile) solution
- Combined company will be better positioned to provide an integrated solution to capitalize on this market need

Immediate and Significant Expansion of Sales Channel

- Adaptive has identified revenue growth opportunity in existing and emerging Value Added Reseller (VAR) channels. Channels will become more significant as the market continues to evolve
- Certain customer segments can only be reached through VARs and the expansion of sales channels would significantly increase ADAP's customer reach
- ADAP currently sells to one VAR; WMUX sells to 120
- Merging with WMUX would enable ADAP to expand its VAR channel faster than on its own

Faster Access to New Markets

ADAPTIVE BROADBAND | WESTERN Multiplex

"We believe the combined company may be able to take advantage of selling their complementary products in tandem to their respective customer bases, in which there is currently little overlap."

Timothy Luke, Lehman Brothers, Nov. 14, 2000

- ADAP would gain access to WMUX's customers in the enterprise and campus networks market, in which ADAP does not currently operate
- ADAP management estimates that it could take over nine to 12 months to penetrate the enterprise and campus market on its own
- The combined entity will have a leadership position in three of the four wireless markets:
  - wireless operator backhaul
  - enterprise, campus and last mile access
  - fiber extension

Stronger Organization and Management Team

ADAPTIVE BROADBAND™ | WESTERN™ Multiplex

- Fills out Adaptive Broadband's management team in several key areas
  - Sales and marketing
  - Business development
  - Technology and product development
- Jon Zakin brings significant experience consolidating fragmented markets as the EVP and former head of sales and corporate development at U.S. Robotics

Enhanced Engineering Capabilities

ADAPTIVE BROADBAND™ | WESTERN™ Multiplex

"We believe the combined company should be able to speed development of several new products,"

Timothy Luke, Lehman Brothers, Nov. 14, 2000

- The combined company will have 160 engineers in FDD and TDD wireless
- WMUX's point-to-multipoint engineers can focus on other areas
  - ➢ Speed the development of the Wireless Access Concentrator (WAC)
  - ➢ Accelerate cost reduction plans
  - ➢ Accelerate time to market of OC-3 and OC-12 products
- The combined company will most likely be able to respond more quickly to technological change and evolving standards

Geographic and Cultural Fit

- With customers in over 30 countries, the combined company will have a broad geographical scope in the industry
  - WMUX historically strong in Asia and Latin America
  - ADAP stronger in Europe
  - Complementary product offerings and frequencies would allow the combined entity to participate in more geographies
- Companies' headquarters are literally across the street from each other in Sunnyvale, CA
- WMUX and Adaptive have complementary engineering and product development philosophies
  - Vertically integrated engineering and manufacturing provides a platform for increased profitability

Financial Capability, Resources and Stability

ADAPTIVE BROADBAND | WESTERN Multiplex

"We believe that the merger reduces the risks associated with market access, product development and the consolidating market," Pete Peterson, Prudential Volpe, Nov. 14, 2000

"The business risk of the combined company is lower since there is a greater base of sales and more customers," James McIlree, Tucker Anthony, Nov. 13, 2000

"The combined company would have less exposure to the thinly financed wireless ISPs that form the bulk of ADAP's current customers," Needham & Company, Rich Valera, Nov. 14, 2000

- Merger would combine leaders in point-to-point and point-to-multipoint and create a powerhouse in the wireless infrastructure market
- Broader product lines and greater financial resources can mitigate market and product development risks

Stock Trading Issues

- Ripplewood, which will own approximately 26% of the combined company's common stock, will be subject to the volume restrictions of Rule 144 as long as it remains an affiliate of the combined company
- The combined company will be well capitalized with approximately $150 million in cash and negligible debt
- The combined company's greater size and market presence may allow it to attract more research coverage than either company on a stand-alone basis

Financial Considerations

- Target >$300 million in consolidated 2001 revenue
  - Assumes Q1 close
  - Eliminates revenue from WMUX's Ubiquity product line
  - Reflects conservative guidance in light of recent challenges in market
- The deal is expected to be accretive to cash earnings per share (excluding goodwill amortization) for fiscal 2001
- Strong cash flow and balance sheet
  - Combined, we'll have approximately $150 million in cash
  - Provides strength and flexibility in difficult capital markets
  - WMUX's profitability mitigates near-term business risk for ADAP